EXHIBIT 99.1

Caledonia Mining Corporation Plc Notification of relevant change to significant shareholder

ST HELIER, Jersey, Aug. 27, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has been advised by Allan Gray Bermuda Limited (“AGBL”), in its capacity as an investment manager, that its clients’ aggregate shareholding now constitutes a total interest of 3.9649% of the total issued shares in the Company.

Further information was provided on behalf of AGBL as follows:

Issuer name - CALEDONIA MINING CORPORATION PLC

ISIN – JE00BF0XVB15

Significant shareholder - Allan Gray Bermuda Limited

City of registered office - Cape Town

Country of registered office - South Africa

Date on which threshold was crossed – 25 August 2025

Date on which Issuer notified – 26 August 2025

% of direct voting rights – 3.9649%

Date of completion – 26 August 2025

Place of completion – Cape Town

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Panmure Liberum (Joint Broker) Scott Mathieson	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39